UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated December 15, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: December 15, 2014

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice alongwith Explanatory Statement for obtaining shareholders’ consent by Postal Ballot

Mumbai, December 13, 2014: Enclosed please find the Notice dated December 9, 2014 alongwith the Explanatory Statement seeking the consent of the Members by a Postal Ballot for the following items:-

1.	Approval and ratification for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) due to inadequacy of profits for financial year ended March 31, 2014

2.	Approval and ratification for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) due to inadequacy of profits for financial year ended March 31, 2014

3.	Approval and ratification for payment of Minimum Remuneration and death related benefits / compensation to (late) Mr Karl Slym, Managing Director / his legal heir, due to inadequacy of profits for financial year ended March 31, 2014

4.	Approval for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits for FY 2014-15 and FY 2015-16

5.	Approval for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits for FY 2014-15 and FY 2015-16

A specimen copy of the Postal Ballot Form (separate for Ordinary & ‘A’ Ordinary Shares) in respect of the said Ballot is also enclosed for the information of the Members.

A copy of Notice to the Members that would appear in the Financial Express and Loksatta on December 20, 2014 upon completion of posting is also attached.

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001 Tel: +91 22 6665 8282 Fax: +91 22 66657799

Email: inv_rel@tatamotors.com Website: www.tatamotors.com CIN - L28920MH1945PLC004520

PREFACE TO THE POSTAL BALLOT NOTICE

SUMMARY OF PROPOSALS UNDER ITEM NOS. 1 TO 3 OF THE NOTICE

APPROVAL AND RATIFICATION OF MANAGERIAL REMUNERATION [FY 2013-14]

Name of Whole Time Directors	Designation (ED / MD)	Date of Shareholders’ Approval	Effective date of Appointment	Tenure
Mr Ravindra Pisharody	Executive Director (Commercial Vehicles)	August 10, 2012	June 21, 2012	5 years
Mr Satish Borwankar	Executive Director (Quality)	August 10, 2012	June 21, 2012	5 years
(Late) Mr Karl Slym	Former Managing Director	August 21, 2013	September 13, 2012	5 years

•	Members’ approval is now being re-sought (vide Special Resolutions), pursuant to the terms of appointment, including remuneration, as previously approved by the Members of the Company, as illustrated in the table above. The Members will recall having approved, by way of Ordinary Resolutions, the terms of appointment for both the Executive Directors(EDs) and the Late Managing Director (MD), including the payment of “Minimum Remuneration” comprising basic salary, incentive remuneration, benefits, perquisites and allowances, for the aforementioned tenures. The Remuneration approved was in consonance with industry standards, including that being paid to the Senior Management of the Company’s peers.

•	During FY 2013-14 the muted financial performance of the Company was mainly attributable to:

•	The Indian economic growth rate (GDP) remaining subdued at 4.7% (FY2012-13: 4.5%; FY 2011-12: 6.7%; and FY 2010-11: 8.9%) on the back of tight monetary policy, limited fiscal spending, rising inflation and slowing of investments.

•	Industrial activity remained weak and the automobile industry declined by 9.3%. The Commercial and Passenger Vehicle industries declined by 22.4% and 4.7%, respectively. The Medium and Heavy Commercial Vehicle (M&HCV) industry, in particular, de-grew by 25.2% (after a de-growth of 23.4% in FY 2012-13). However the Company sustained its market share at 54.9% in the M&HCV segment.

•	During the last 5 years the domestic automobile market witnessed 5 competitive Original Equipment Manufacturers (OEMs) entering the automotive industry, particularly in the commercial vehicle category and almost all global OEMs endeavoring to entrench themselves in the domestic market. This has led to aggressive competition with the market players resorting to sharp discounting practices.

(Rs. in crores)

Financial Highlights	FY 2013-14	FY 2012-13	FY 2011-12
Consolidated Profit for the period	13,991.02	9,892.61	13,516.50
Standalone Profit for the period	334.52	301.81	1,242.23
Consolidated Revenue from Operations (Gross)	236,626.43	193,698.47	170,677.58
Standalone Revenue from Operations (Gross)	37,758.00	49,319.73	59,220.94

Despite adverse macro-economic market conditions, the Company recorded Profits for the period in FY 2013-14 under the able stewardship of its Senior Management. This was a result of various initiatives spearheaded by them to improve performance, strengthen and reshape the product portfolio and other value-added services. These holistic initiatives enabled the Company to emerge stronger from the slowdown and effectively position itself to take a quantum leap in the next growth phase when the markets recover.

•	Under the guidance of our Senior Management, the Company introduced several key strategic initiatives such as Lead the Future (LTF), HORIZONEXT, World Class Quality (WCQ) Journey and Tata Motors Production System (TMPS) aimed towards providing world-class products, adopting world-class manufacturing practices, providing an enriching product purchase experience and consistent service quality to our customers. The (late) Mr Karl Slym provided leadership in a challenging market environment, as a result of which the Company, in the passenger vehicle segment, is equipped with a product plan till 2020, from amongst which the Tata Zest has already been launched. His untimely demise has been an irreparable loss for his wife. Mr. Pisharody has led the commercial vehicles business to maintain its industry leadership, despite intense competition and has overseen the launch of 89 vehicles. Mr. Borwankar is spearheading a Company-wide quality improvement initiative, the proof of which is visible in the Company’s launches since FY 2013-14.

•	Recently the Company showcased a lineup of cutting edge new products at the Auto Expo 2014 including Tata Bolt and Tata Zest, which were received with immense enthusiasm, by all market participants including the potential customer base. The new Prima LX and Ultra range in commercial vehicles, demonstrated advanced technological capabilities and showcased promise to be category leaders. The new product range aptly validates the Company’s pursuit to offer world-class products and experiences to its customers.

•	The Company won the following prestigious awards and accolades during FY 2012-13 and FY 2013-14 with the said directors featuring at the helm of business affairs, operating in tandem to realise the Company’s One Vision One Mission:

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FY 2012-13

•	India’s 2nd Most Reputed Company in the Nielsen Corporate Image Monitor (CIM) Study 2012-13

•	India’s Most Valuable Corporate Brand in the annual study done by Brand Finance

•	Accredited with the ‘Sustainable Plus’ marque (Gold category)-the world’s first Corporate Sustainability label by CII

•	Forbes Fab50 list of the best publicly traded companies in Asia-Pacific, for thriving amid decelerating growth in Asia

•	Star Performer Award 2011-12 by Indian Engineering Export Promotion Council (EEPC)

•	Golden Peacock Global Award for Sustainability 2012 for significant contribution towards corporate sustainability

•	ET Now World CSR Award for Best CSR Practice

•	Only Indian company to feature among top 15 in R&D in emerging economies – OECD Inclusive Development Report

•	Most Preferred CV of the Year at the Northeast Consumer Awards 2012

•	Tata Nano rated Most Trusted 4-wheeler brand-Brand Trust Report India Study 2013 and 2nd most trusted brand (4-wheeler) - ET Brand Equity Survey 2012

•	PVBU plants at Pune and Ahmedabad were conferred the Pinnacle Safety Award - Sword of Honour Award - by the British Safety Council (UK)

•	Pantnagar plant received LEED India Gold rating

FY 2013-14

•	Tata Genuine Parts won the ‘Manufacturing Supply Chain Operational Excellence’ for automobiles in Asia Manufacturing Supply Chain Awards 2014

•	Tata Genuine Parts won the winner’s title in the Supply Chain Visionary of the Year’ category at the 7th Express, Logistics and Supply Chain Awards

•	Awarded ‘Star Performer’ at Indian Engineering Export Promotion Council (EEPC) Awards 2012-13

•	Jamshedpur plant won Trophy for Outstanding Performance in the field of Energy Conservation (in Large and Medium Category)

•	Lucknow plant Quality Circle ‘PARIVARTAN (Production Eng.)’ bagged the 1st position in the 26th CII Quality Circle Preliminaries Competition 2013-14, CII Northern Region

•	Sanand plant, awarded the WCQ Level II Status while the Dharwad plant was awarded the WCQ Level I Status

•	Won LCV Cargo Carrier, HCV Cargo Carrier and CV Variant of the year awards at the Apollo CV Awards

•	Customer Support won Golden Peacock Award for the Tata Alert initiative

•	Tata Nano adjudged ‘The Most Trusted Brand’ and ‘The Most Attractive Brand’ (hatchback category) -Brand Trust Report, India Study 2014

•	Tata Nano eMax CNG powered won the ‘Green Vehicle of The Year’ at 2013 Vicky. in People’s Choice Car and Bike Awards

•	Indian Company Law regulations permitted managerial remuneration based on the standalone profits further adjusted as prescribed under Sections 349 and 350 of the Companies Act, 1956, (‘the 1956 Act’). Despite the efforts of the Senior Management, the Net Profits / (Loss) calculated under Section 349 and 350 of the 1956 Act for the purpose of payment of Managerial Remuneration, as stated in the table below, were inadequate to pay the Minimum Remuneration as approved by the Members whilst appointing the said EDs and the late MD:

(Rs. in crores)

Particulars	FY 2013-14	FY 2012-13	FY 2011-12
Net Profit / (Loss) under Sections 349 / 350 of the 1956 Act	(2,570.99)	449.31	1,349.81
Effective Capital	7,443.92	7,113.22	7,041.26

•	Accordingly the Permissible Managerial Remuneration payable, by the Company amounted to Rs. 48 lakhs per annum for each of the said Directors for the year ended March 31, 2014.

•	Details of total Remuneration payable for FY 2013-14 to the late MD and the two EDs and waiver of remuneration in excess of Schedule XIII limits for which shareholders’ approval is sought:

(Rs. in lakhs)

Name	Remuneration paid as per Terms approved by the Shareholders	Permissible Remuneration limit under Schedule XIII of the Act**	Shareholder approval for waiver of Excess Remuneration
Mr R Pisharody	367.51	48.00	319.51
Mr S Borwankar	276.37	48.00	228.37
Mr Karl Slym*	1,503.35	39.35	1,464.00

*	Mr Karl Slym had an untimely and tragic death on January 26, 2014. The Remuneration payable includes statutory death benefits of Rs.241.03 lakhs and the permissible remuneration limits have been apportioned upto January 26, 2014.
**	The said limit is revised under Companies Act, 2013 applicable from FY 2014-15 onwards based on the Company’s Effective Capital. On a theoretical application, the new permissible remuneration limit would have been Rs. 263.88 lakhs for FY 2013-14 instead of Rs. 48 lakhs as mentioned above, based on the Company’s Effective Capital of Rs. 7,44,392.02 lakhs as on March 31, 2013.

•	Remuneration paid/payable to the two EDs and the late MD for FY 2013-14, is commensurate with industry standards and Board level positions held in similar sized companies, taking into consideration the individual responsibilities shouldered by them. The tables below illustrate the comparative data:

(Rs. in lakhs)

	10th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile
Mr Pisharody	318.83	496.50	874.30	1,115.12	1,242.67
Mr Borwankar	129.78	290.24	346.10	465.43	573.89
(Late) Mr Slym	1031.89	1143.30	1335.32	2147.33	3127.79

Source: Aon Hewitt Executive Director Market Pricing Report for Managing Directors (Mr Slym) Business Heads (Mr Pisharody) and Functional Heads (Mr Borwankar), in Companies with Revenues in excess of Rs.10,000 crores in FY 2013-14.

Note: A percentile is a measure used in statistics, indicating the value under which a given percentage of observations in a group of observations fall. For example, the 25th percentile is the value (or score) under which 25% of the observations may be found.

•	The Company is approaching the Members again for Special Resolutions in pursuance of fulfilling the Company’s commitment to its Senior Management for payment of Minimum Remuneration, as earlier approved by the Members.

Note: For further information on the proposals, kindly refer the Notice along with the Explanatory Statement appended hereto.

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SUMMARY OF PROPOSALS UNDER ITEM NOS. 4 AND 5 OF THE NOTICE

APPROVAL OF MANAGERIAL REMUNERATION [FY 2014-15 & FY 2015-16]

•	Remuneration to the Executive Directors w.e.f. April 2014 is regulated by the Companies Act, 2013 (‘2013 Act’).

•	Members’ approval is now being re-sought (vide Special Resolutions), in accordance with the 2013 Act and pursuant to the terms of appointment, including remuneration of Mr Pisharody and Mr Borwankar, as previously approved by the Members of the Company vide Ordinary Resolutions.

•	Whilst weak market trends witnessed in FY 2013-14, continued in H1 of FY 2014-15, there are signals of an economic recovery in the latter part of H2 of FY 2014-15.

•	The recovery is expected to percolate down and positively impact the performance of the automobile industry, only by the end of FY 2014-15. The Medium and Heavy Commercial Vehicles (M&HCV) segment of the Company has started to display a year on year growth in double digits since August 2014. The Company expects the growth in M&HCV segment to continue in the coming quarter and a more sustainable and comprehensive growth to commence from Q4 of FY 2014-15. Light Commercial Vehicle (LCV), as witnessed in typical hub and spoke models, is expected to start showing growth in the later part of the year (i.e. with a lag of a few quarters from the start of M&HCV growth). Hence the overall performance of the Automobile Industry for FY 2014-15, including the Company, is expected to be subdued and may take couple of quarters to return to a healthy profitable scenario. Considering the sharp drop in volumes during the past 2 years, it would be a matter of time for the Company to regain volumes in line with the built-up capacities.

•	As per the 2013 Act applicable from April 1, 2014, an effort has been made to link the limits on Managerial Remuneration to the size of the Company based on its Effective Capital. Accordingly, based on the Company’s Effective Capital of Rs.10,643.04 crores, the maximum permissible remuneration limits per whole-time director is Rs.3.28 crores per annum, in case of no/inadequacy of profits during FY 2014-15.

Following is the Remuneration of the two EDs for a three year period to facilitate case in comparative:

(Rs. in lakhs)

Particulars	Mr R Pisharody			Mr S Borwankar
	FY12-13$ ~9.5 months	FY13-14	FY14-15#	FY12-13$ ~9.5 months	FY13-14	FY14-15#
Basic Salary	42.00	57.24	62.40	33.13	45.12	49.20
Benefits, Perquisites and Allowances	40.25	@135.39	75.00	47.02	@123.69	80.00
Commission / Incentive Remuneration	160.00	114.48	*124.80	85.00	75.00	*98.40
Retirement Benefits	240.51	68.26	69.66	506.27	38.97	40.07
Total Remuneration Payable	482.76	375.37	331.86	671.42	282.78	267.67
Less: Permissible Deductions under relevant Schedule XIII / Schedule V	NA	(7.86)	(8.49)	NA	(6.41)	(6.90)
Total Remuneration under relevant Schedule XIII / Schedule V	NA	367.51	323.37	NA	276.37	260.77

$	Appointed as EDs on June 21, 2012 and Remuneration paid is for the period upto March 31, 2013, approximately 9.5 months.
#	All amounts pertaining to FY 2014-15, besides basic salary are estimated;
@	Include Long term cash award pertaining to performance for FY 2010-11 which on vesting was paid in FY 2013-14.
*	Incentive Remuneration for FY 2014-15 is mentioned at its maximum of 200% of basic salary and would be subject to Nomination and Remuneration Committee review at the end of FY 2014-15 within the said limit.

From the above it may be seen that a significantly lower commission / incentive remuneration is payable to the EDs for FY 2013-14 and FY 2014-15 (forecasted) as compared to FY 2012-13 i.e. for Mr. Pisharody lower by 28.5% and for Mr Borwankar lower by 11.8%. The salary increments were decided based on industry benchmarks, the Company’s growth plans and with a view to retain the talent. The metrics used by the Nomination and Remuneration Committee while deciding the salary increase for FY 2014-15 were inter alia based on a survey conducted by Aon Hewitt, an independent consultant, depicting an average salary increases in India averaging around 10%. Whilst in projections across other sectors the increases ranged between 8-12%, however for the Indian automotive manufacturing industry, the salary increment was around 9.5%.

•	Therefore Shareholders’ approval is being re-sought by Special Resolutions for sanctioning payment of the Remuneration already approved by the Shareholders at the time of their appointment as “Minimum Remuneration” within the statutory limit prescribed, to both the EDs for FY 2014-15 and FY 2015-16.

•	It is worthy to note that the Company remains committed to pursuing the long term interest of all stakeholders, which includes recruiting and retaining an industry proven management team and ensuring that the Company’s leadership and talent base is appropriately remunerated, notwithstanding cyclical phases. This is especially imperative when the Company has ongoing significant turnaround and growth strategies under execution.

Note: For further information on the proposals, kindly refer the Notice alongwith the Explanatory Statement appended hereto.

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NOTICE

(Pursuant to Section 110 of the Companies Act, 2013)

Dear Member,

Notice pursuant to Section 110 of the Companies Act, 2013

Notice is hereby given pursuant to Section 110 and other applicable provisions of the Companies Act, 2013, ( “Act”) if any, read together with the Companies (Management and Administration) Rules, 2014, including any statutory modification or re-enactment thereof for the time being in force for seeking consent of Members of the Company to pass the following Resolutions through Postal Ballot/e-Voting.

Item No. 1: Approval and ratification for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) due to inadequacy of profits for financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Section 197 of the Companies Act, 2013 (“Act”) and the rules framed thereunder read together with Schedule V and other applicable provisions, if any, of the Act, and in pursuance of the Resolution passed by the Members at the Annual General Meeting of the Company held on August 10, 2012 and subject to the approval of the Central Government, the Members do hereby ratify and confirm the Remuneration paid/to be paid to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) of Rs.3,67,51,000/- as Minimum Remuneration as per the terms of his appointment, including in particular an amount of Rs.3,19,51,000/- paid/to be paid to him being the amount in excess of the limits prescribed under the provisions of the Sections 198, 309 read together with Schedule XIII of the Companies Act, 1956 in view of inadequacy of profits for the financial year ended March 31, 2014 and to waive recovery of the above mentioned sum from him, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approve the consequential retention thereof by him.”

“RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 2: Approval and ratification for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) due to inadequacy of profits for financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Section 197 of the Companies Act, 2013 (“Act”) and the rules framed thereunder read together with Schedule V and other applicable provisions, if any, of the Act, and in pursuance of the Resolution passed by the Members at the Annual General Meeting of the Company held on August 10, 2012 and subject to the approval of the Central Government, the Members do hereby ratify and confirm the Remuneration paid/to be paid to

Mr Satish Borwankar, Executive Director (Quality) of Rs.2,76,37,000/- as Minimum Remuneration as per the terms of his appointment, including in particular an amount of Rs.2,28,37,000/- paid/to be paid to him being the amount in excess of the limits prescribed under the provisions of the Section 198, 309 read together with Schedule XIII of the Companies Act, 1956 in view of inadequacy of profits for the financial year ended March 31, 2014 and to waive recovery of the above mentioned sum from him, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approve the consequential retention thereof by him.”

“RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 3: Approval and ratification for payment of Minimum Remuneration and death related benefits / compensation to (late) Mr Karl Slym, Managing Director / his legal heir, due to inadequacy of profits for financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Section 197 of the Companies Act, 2013 (“Act”) and the rules framed thereunder read together with Schedule V and other applicable provisions, if any of the Act, and in partial modification of the Resolution passed by the Members at the Annual General Meeting of the Company held on August 21, 2013 and subject to the approval of the Central Government, if required, the Members do hereby ratify and confirm the Remuneration paid to (Late) Mr Karl Slym, Former Managing Director/his legal heir of Rs.15,03,36,000/- as Minimum Remuneration and death related benefits/compensation as per the terms of his appointment and other statutory requirements, respectively, including in particular an amount of Rs.14,64,00,000/- paid to him/his legal heirs, being the amount in excess of the limits prescribed under the provisions of the Sections 198, 309 read together with Schedule XIII of the Companies Act, 1956 in view of inadequacy of profits for the financial year ended March 31, 2014 and to waive recovery of the above mentioned sum from him/his legal heirs, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approved the consequential retention thereof by him/his legal heirs.”

“RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

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Item No. 4: Approval for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits for FY 2014-15 and FY 2015-16

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Sections 197, 198 and other applicable sections, if any, read together with Schedule V of the Companies Act, 2013 (“Act”), as amended from time to time and the Companies (Management and Administration) Rules, 2014, and subject to the approval of the Central Government, if required and on such conditions and modifications as may be prescribed or imposed, if any, whilst granting such approval and in pursuance of the Resolution passed by the Members at the Annual General Meeting of the Company held on August 10, 2012, the Members do hereby accord their approval to pay the following ‘Minimum Remuneration’ to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles), in case of no/inadequacy of profits for FY 2014-15 and FY 2015-16:-

a)	Basic Salary: Rs.5,20,000/- per month; Upto a maximum of Rs.7,00,000/- per month

Annual increments would be effective 1st April each year, as decided by the Board based on the recommendation of the Nomination and Remuneration Committee (hereinafter referred to as “NRC”) in consonance with individual performance and the performance of the Company, within the aforementioned maximum basic salary limit. The annual increment that would be effective on 1st April 2015, would be limited upto an amount not exceeding 20% of the basic salary as may be decided by the Board in the above manner.

b)	Benefits, Perquisites and Allowances:

Details of Benefits, Perquisites and Allowances are as follows:

(i)	Rent-free residential accommodation (furnished or otherwise) with the Company bearing the cost of repairs, maintenance, society charges and utilities (e.g. gas, electricity and water charges) for the said accommodation OR House Rent and Maintenance Allowance (in case residential accommodation is not provided by the Company) of 85% of Basic Salary per annum.

(ii)	Reimbursement of hospitalisation and major medical expenses incurred as per Rules of the Company (this includes mediclaim insurance premium).

(iii)	Car facility as per Rules of the Company.

(iv)	Telecommunication facility as per Rules of the Company.

(v)	Housing loan facility as per Rules of the Company.

(vi)	Other perquisites and allowances given below subject to a maximum of 55% of Basic Salary per annum, which includes:

a.	Medical allowance,

b.	Leave Travel Concession/Allowance,

c.	Other Allowances,

d.	Personal Accident Insurance Premium,

e.	Annual club membership fees.
(vii)	Contribution to Provident Fund, Superannuation Fund or Annuity Fund and Gratuity as per the Rules of the Company.

(viii)	Leave and encashment of unavailed leave as per the Rules of the Company.

c)	Incentive Remuneration: not exceeding 200% of Basic Salary paid at the discretion of the Board. This incentive remuneration would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board. An indicative list of factors that may be considered for determining the extent of incentive remuneration, by the Board (recommended by the NRC) are:

•	Company performance on certain defined qualitative and quantitative parameters as may be decided by the Board from time to time,

•	Industry benchmarks of remuneration,

•	Performance of the individual.”

“RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 5: Approval for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits for FY 2014-15 and FY 2015-16

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Sections 197, 198 and other applicable sections, if any, read together with Schedule V of the Companies Act, 2013 (“Act”), as amended from time to time and the Companies (Management and Administration) Rules, 2014, and subject to the approval of the Central Government, if required and on such conditions and modifications as may be prescribed or imposed, if any, whilst granting such approval and in pursuance of the Resolution passed by the Members at the Annual General Meeting of the Company held on August 10, 2012, the Members do hereby accord their approval to pay the following ‘Minimum Remuneration’ to Mr Satish Borwankar, Executive Director (Quality), in case of inadequacy of profits for FY 2014-15 and FY 2015-16:-

a)	Basic Salary: Rs.4,10,000/- per month; Up to a maximum of Rs.7,00,000/- per month

Annual increments would be effective 1st April each year, as decided by the Board based on the recommendation of the Nomination and Remuneration Committee (hereinafter referred to as “NRC”) in consonance with individual performance and the performance of the Company, within the aforementioned maximum basic salary limit. The annual increment that would be effective on 1st April 2015 would be limited upto an amount not exceeding 20% of the basic salary as may be decided by the Board in the above manner.

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b)	Benefits, Perquisites and Allowances:

Details of Benefits, Perquisites and Allowances are as follows:

(i)	Rent-free residential accommodation (furnished or otherwise) with the Company bearing the cost of repairs, maintenance, society charges and utilities (e.g. gas, electricity and water charges) for the said accommodation OR House Rent and Maintenance Allowance (in case residential accommodation is not provided by the Company) of 85% of Basic Salary per annum.

(ii)	Reimbursement of hospitalisation and major medical expenses incurred as per Rules of the Company (this includes mediclaim insurance premium).

(iii)	Car facility as per Rules of the Company.

(iv)	Telecommunication facility as per Rules of the Company.

(v)	Housing loan facility as per Rules of the Company.

(vi)	Other perquisites and allowances given below subject to a maximum of 55% of Basic Salary per annum, which includes:

a.	Medical allowance,

b.	Leave Travel Concession/Allowance,

c.	Other Allowances,

d.	Personal Accident Insurance Premium,

e.	Annual club membership fees.

(vii)	Contribution to Provident Fund, Superannuation Fund or Annuity Fund and Gratuity as per the Rules of the Company.

(viii)	Leave and encashment of unavailed leave as per the Rules of the Company.

c)	Incentive Remuneration: not exceeding 200% of Basic Salary paid at the discretion of the Board. This incentive remuneration would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board. An indicative list of factors that may be considered for determining the extent of incentive remuneration, by the Board (recommended by the NRC) are:

•	Company performance on certain defined qualitative and quantitative parameters as may be decided by the Board from time to time,

•	Industry benchmarks of remuneration,

•	Performance of the individual.”

“RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, December 9, 2014

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282. Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com

Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

NOTES:

1.	The relative Explanatory Statement and reasons for the proposed Special Resolutions pursuant to Section 102 of the Act setting out material facts is annexed hereto.

2.	The Postal Ballot Notice is being sent to all the Members, whose names appear in the Register of Members/list of Beneficial Owners received from National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited as on December 5, 2014. The voting shall be reckoned in proportion to a Member’s share of voting rights on the paid-up Ordinary Share capital and ‘A’ Ordinary Share capital of the Company as on that date.

3.	The ADR (American Depositary Receipts) holders are entitled to give instructions for exercise of voting rights on this Postal Ballot through the ADR Depositary, to give or withhold such consents, to receive such notices or to otherwise take action, to exercise their rights with respect to such underlying shares represented by each such deposited share. A brief statement as to the manner in which such voting instructions may be given is being sent to the holders by the Depositary.

4.	The holder of ‘A’ Ordinary Shares shall be entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its Issue and the Articles of Association of the Company.

5.	In compliance with the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Companies (Management and Administration) Rules, 2014 and Clause 35B of the Listing Agreement, the Company is offering e-voting facility to all the Members of the Company. The Company has entered into an agreement with National Securities Depository Limited for facilitating e-voting to enable the Members to cast their votes electronically. Members are requested to read the instructions for e-voting, mentioned on the reverse side of the postal ballot form.

6.	The Board of Directors has appointed P N Parikh, Practicing Company Secretary, Mumbai as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

7.	You are requested to carefully read the instructions printed on the Form, record your assent (for) or dissent (against) therein and return the same in original duly completed in the attached self-addressed, postage pre-paid envelope (if posted in India) so as to reach the Scrutinizer no later than the close of working hours i.e. 5:00 p.m. on Monday, January 19, 2015.

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8.	Upon completion of the scrutiny of the Ballot Forms, the Scrutinizer will submit his report to the Chairman/Director and the result of the Postal Ballot would be announced on or before Friday, January 23, 2015 at the Registered Office of the Company. The said result would be displayed at the Registered Office of the Company, intimated to the Stock Exchanges where the Company’s shares are listed, and displayed alongwith the Scrutinizer’s report on the Company’s website viz. www.tatamotors.com.

9.	Members can opt for only one mode of voting i.e. either by Postal Ballot or through e-voting. In case you are opting for voting by Postal Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Postal Ballot and e-voting, the votes cast through postal ballot form shall prevail and the votes cast through e-voting shall be considered invalid.

10.	Members who have not registered their e-mail ID are requested to register the same with the Company’s Registrars and Transfer Agents / Depositories in order to receive the Company’s Annual Report and other communications electronically.

EXPLANATORY STATEMENT

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (“the Act”) to the accompanying Notice dated December 9, 2014:

Item Nos. 1 to 5:

The Members at the 67th Annual General Meeting held on August 10, 2012 had approved the appointment of Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) and Mr Satish Borwankar, Executive Director (Quality) of the Company, including the following terms of remuneration payable to them for a period of 5 years commencing from June 21, 2012, as enumerated below for ease of reference:

Remuneration:

(i)	Basic Salary: Upto a maximum of Rs.7,00,000/- per month with authority to the Board or a Committee thereof to fix the salary and annual increments, which would be effective April 1, every year, as may be decided by the Board, based on merit and taking into account the Company’s performance, within the said maximum basic salary amount;

(ii)	Incentive remuneration, if any, and/or commission, based on certain performance criteria to be laid down by the Board; and

(iii)	Benefits, perquisites and allowances as may be determined by the Board from time to time.

Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Appointee(s), the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of Basic Salary, incentive remuneration, benefits, perquisites and allowances, as specified above.

Further, the Members at the 68th Annual General Meeting held on August 21, 2013 had approved the appointment of Mr Karl Slym as the Managing Director of the Company with effect from September 13, 2012, including the following terms of remuneration reproduced below, for a period of 5 years.

Remuneration:

a)	Salary: US$18,500/- p.m. (rupee equivalent at the applicable rate on the date of payment);
b)	Bonus, incentive remuneration, if any, and/or commission, based on certain performance criteria to be laid down by the Board; and

c)	Benefits, perquisites and allowances as may be determined by the Board from time to time.

Minimum Remuneration: Notwithstanding anything to the contrary herein contained, wherein any financial year during the currency of the tenure of the Managing Director, the Company has no profits or its profits are inadequate, the Company will pay to the Managing Director remuneration by way of salary, bonus, incentive remuneration, benefits, perquisites and allowances, as specified above.

Mr Slym, being a Non Resident, his appointment alongwith appropriate disclosure of his terms of remuneration was also approved by the Central Government. Mr Slym had an untimely and tragic death on January 26, 2014.

A.	In respect of Item Nos. 1 to 3 of the Notice dealing with payment of Minimum Remuneration to the Managing and the Executive Directors for the financial year ended March 31, 2014, it is stated that:-

1.	The Company recorded a Profit for the period, for the financial year ended March 31, 2014 of Rs.13,991.02 crores on a consolidated basis and Rs.334.52 crores on a standalone basis. However, profits calculated for payment of Managerial Remuneration as per the provisions of Sections 198, 349 and 350 read together with Schedule XIII of the Companies Act, 1956, were insufficient to pay the Managerial Remuneration approved by the Members, for the Managing Director and both the Executive Directors. For details on relevant profits under the Companies Act, 1956 please refer to point number 4 in the ‘General Information’.

2.	In respect of Financial Year 2013-14, the Ministry of Corporate Affairs (“MCA”) vide General Circular No.08/2014 dated April 4, 2014, clarified that the provisions pertaining to maintenance of books of accounts, preparation, adoption and filing of financial statements and other documents required to be attached to the Annual Report shall be governed by the relevant provisions, schedules, rules of the Companies Act, 1956.

Pursuant to the provisions of Sections 198 and 309 read together with Schedule XIII of the Companies Act, 1956, in case of no profits or inadequacy of profits calculated under Section 349 and 350 of the Companies Act, 1956, the Company may pay remuneration by way of salary, dearness allowance, benefits, perquisites and any other allowances (excluding commission) upto the ceiling limit as specified in Schedule XIII, subject to the Shareholders’ approval by way of a Special Resolution and compliance of disclosure requirements and other conditions as stated therein.

Any sums paid in excess of the said statutory limits become refundable to the Company and until such sums become refundable, they are held in trust for the Company by the directors, unless the Company waives recovery of the said amount by way of a Special Resolution passed by the Members and such waiver is approved by the Central Government. The payment of managerial remuneration for the said financial year is in accordance with the Companies Act, 1956 and the various MCA circulars in force at that time.

3.	The Standalone Revenue from Operations (Gross)of the Company for FY 2013-14 was Rs.37,758 crores with an Effective Capital of Rs.7,443.92 crores. Schedule XIII of the Companies Act, 1956 permits payment of maximum Rs.48 lakhs on a per annum basis, as Managerial Remuneration to the Managing or Executive Directors (on an individual basis) of a Company that has no profits or inadequate profits during any financial year.

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4.	It is important to note that the Companies Act, 2013 (“the Act”) and the Rules framed thereunder were introduced by the MCA w.e.f. April 1, 2014. The relevant Sections dealing with the provisions of managerial remuneration and steps to be taken by a company having inadequacy of profits or no profits were revised, taking into consideration the current remuneration trends. Accordingly, on theoretical application of this Act, the Company would have been permitted to pay a maximum remuneration of Rs.2.64 crores (as opposed to Rs.48 lakhs under the Companies Act, 1956) per whole-time director for FY 2013-14 based on Company’s Effective Capital of Rs.7,443.92 crores for FY 2013-14.

5.	The weak financial performance in FY 2013-14 was mainly attributable to:

•	The Indian economic growth rate (GDP) continuing to remain subdued at 4.7% (FY 2012-13: 4.5%; FY 2011-12: 6.7%; and FY 2010-11: 8.9%) on the back of tight monetary policy, limited fiscal spending, rising inflation and slowing investments. The Industrial activity remained weak and whilst the stagnation was broad based, the automobile industry was hard hit with a negative growth of 9.3%.

•	Sales in the Automobile industry were impacted due to slowdown in economic activity as mentioned above, weak consumer sentiments, tight financing environment with high interest rate, ban on mining activity, weak operating economics for transporters due to lower fleet utilization, stagnant freight rates combined with fuel price increases and fall in resale values. The passenger vehicle industry contracted for the first time in the last 5 years with hatchbacks and Utility Vehicles (UVs)(particularly with the onset of soft roaders) being the growth drivers and sedans bearing the biggest brunt.

•	As per the data released by the Society of Indian Automobile Manufacturer (SIAM) the commercial and passenger vehicle industries recorded a de-growth of 22.4% and 4.7% respectively. Medium and Heavy Commercial Vehicle (M&HCV) industry de-grew by 25.2% in FY 2013-14 after de-growth of 23.3% in FY 2012-13. However the Company sustained its market share at 54.9% in the M&HCV segment.

•	During the last 5 years the domestic automobile market witnessed 5 competitive Original Equipment Manufacturers (OEMs) entering the automotive industry, particularly in the commercial vehicle category and almost all global OEMs endeavoring to entrench themselves in the domestic market. This has led to aggressive competition with the market players resorting to sharp discounting practices, thus impacting profit margins.

•	The Company faced one of its most challenging years with volumes lower by 29.5% and 38.1% in the commercial and passenger vehicle segment. Whilst the Company improved its market share in the M&HCV segment - the Company’s mainstay, a sharp drop in industry volumes as well as market compulsion towards greater marketing spends resulted in poor financials for the Company. The Light Commercial Vehicle (LCV) market continued to remain challenged due to financial constraints for customers, since fund availability is a critical market driver in this vehicle category. Moreover, the high default rate in loans coupled with early delinquencies in this category, prompted financiers to tighten lending norms, whereas some of the competitor products were able to garner higher support due to the aggressive schemes from their captive finance subsidiary. The Company’s passenger vehicle volumes declined on account of aggressive competition, introduction of new launches and upgrades. The Company had no major product launches in the passenger vehicle business except for upgrades and variants during FY 2012-13 and FY 2013-14.

B.	In respect of Item Nos.4 and 5 of the Notice dealing with payment of minimum remuneration to both the Executive Directors for FY 2014-15 and FY 2015-16 it is stated that:-

6.	Whilst the weak trends witnessed in FY 2013-14 continued in the first half of FY 2014-15, there are signals of an economic recovery in the second half of FY 2014-15. This recovery is expected to percolate into the performance of the automobile industry only by the end of FY 2014-15. The M&HCV segment of the Company has started to display a year on year growth in double digits since August 2014. The Company expects the growth in M&HCV segment to continue in the coming quarter and a more sustainable and comprehensive growth to commence from Q4 of FY 2014-15. LCV, as witnessed in typical hub and spoke models, is expected to start showing growth in the later part of the year (i.e. with a lag of a few quarters from the start of M&HCV growth). Hence the overall performance of the Automobile Industry for FY 2014-15, including the Company, is expected to be subdued and may take another couple of quarters to return to a healthy profitable scenario. Considering the sharp drop in volumes during the past 2 years, it would be a matter of time for the Company to regain volumes in line with the built-up capacities.

7.	The Company’s leadership continues to play a key role in launching new products and variants with strategic initiatives such as Lead the Future (LTF), HORIZONEXT, World Class Quality (WCQ) Journey and Tata Motors Production System (TMPS) that have primed the Company to face future growth opportunities. The Company may however end FY 2014-15 and FY 2015-16 with no / inadequate profits as calculated for payment of Managerial Remuneration as per the provisions of Sections 197 and 198 read together with Schedule V of the Act.

8.	Pursuant to the provisions of Section 197 read together with Schedule V of the Act, in respect of the payment of managerial remuneration in case of no profits or inadequacy of profits as calculated under Section 198 of the Act, the Company may pay such remuneration upto the ceiling limits as specified in Schedule V, provided the Members’ approval by way of a Special Resolution has been passed for payment of Minimum Remuneration for a period not exceeding 3 years. Based on the Company’s relevant Effective Capital of Rs.10,643.03 crores for FY 2014-15, the Company is permitted to pay per whole-time director a maximum remuneration of Rs.3.28 crores for FY 2014-15 in case of no/inadequacy of profits during that financial year. Any remuneration paid/to be paid to the Executive Directors in excess of the prescribed limits, if any, shall be subject to the approval of the Central Government. Further, such sums paid in excess of the said statutory limits become refundable to the Company and are held in trust for the Company by the directors, unless the Company waives recovery of the said amount by way of a Special Resolution passed by the Shareholders and such waiver is approved by the Central Government.

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THE STATEMENT CONTAINING ADDITIONAL INFORMATION AS REQUIRED UNDER SCHEDULE V OF THE ACT

I.	GENERAL INFORMATION:

(1)	Nature of industry

The Company is mainly engaged in the business of manufacture, assembly and sale of automobile products consisting of all types of commercial and passenger vehicles including spare parts.

(2)	Date or expected date of commencement of commercial production

The Company was incorporated on September 1, 1945 and Commencement of Business Certificate was granted on November 20, 1945. The Company had since commenced its business.

(3)	In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus.

Not applicable.

(4)	Financial performance based on given indicators

(Rs. in crores)

	H1 FY 2014-15		FY 2013-14		FY 2012-13		FY 2011-12
	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated
Revenue from Operations (Gross)	17,817.32	1,26,745.36	37,758.00	236,626.43	49,319.73	193,698.47	59,220.94	170,677.58
Profit / (Loss) Before Tax	(713.72)	13,199.18	(1,025.80)	18,868.97	174.93	13,647.33	1,341.03	13,533.87
Profit for the period	(1,451.98)	8,689.07	334.52	13,991.02	301.81	9,892.61	1,242.23	13,516.50
Net Profit / (Loss) under Section 349 /350 of the Companies Act, 1956	Not Applicable (Is computed on a full year basis)		(2,570.99)	—	449.31	—	1,349.81	—

In respect of FY 2014-15 and FY 2015-16, the Company may have no/ inadequate profits as calculated under Section 198 of the Act.

It may be noticed from the above table that the standalone performance was adversely impacted due to the economic slowdown in India. Despite adverse macro-economic market conditions, the Company recorded Profits for the period in FY 2013-14 under the able stewardship of its Senior Management. This was the result of various initiatives spearheaded by them to improve performance, strengthen and reshapen the product portfolio and other value-added services. These holistic initiatives enabled the Company to emerge stronger from the slowdown and effectively position itself to take a quantum leap in the next growth phase when the markets recover.

The consolidated performance in contrast is unparalleled and has improved significantly due to most of the global economies having recovered from a slowdown.

(5)	Foreign investments or collaborators, if any.

The Company has not entered into any material foreign collaboration and no direct capital investment has been made in the Company. Foreign investors, mainly comprising FIIs and ADR holders, are investors in the Company on account of past issuances of securities and secondary market purchases.

II.	INFORMATION ABOUT THE APPOINTEE(S):

A]	Mr Ravindra Pisharody, Executive Director (Commercial Vehicles)

(1)	Background details

Aged 59, is a B.Tech (Elec.), PG Diploma in Management (Marketing), with wide and varied experience in business and the automobile industry.

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(2)	Past remuneration:

(Rs. in lakhs)

Financial Year	2013-14		2012-13 (June 21, 2012 to March 31, 2013)
Basic Salary	57.24		42.00
Benefits, Perquisites and Allowances	135.39	(1)	40.25
Commission/ Incentive Remuneration	114.48	(2)	160.00
Retirement Benefits (4)	68.26	(3)	240.51	(3)
Total Remuneration Payable	375.37		482.76
Less: Permissible Deductions under Schedule XIII	(7.86)		Not applicable
Total Remuneration under Schedule XIII	367.51		Not applicable
Less: Permissible Limit Payable by a Company with no / inadequate profits for FY 2013-14	(48.00)		Not applicable
Waiver of Excess Remuneration Paid/Payable	319.51		Not applicable

1.	Includes Long Term Cash Award pertaining to performance for FY 2010-11 which on vesting was paid in FY 2013-14 of Rs.77.89 lakhs to Mr Pisharody
2.	The incentive remuneration of Rs.114.48 lakhs to Mr Pisharody for FY2013-14 has not yet been paid.
3.	Excludes provision for encashable leave and gratuity, as separate actuarial valuation for Executive Directors is not available
4.	Retirement benefits mentioned above includes a provision for payment of Special Retirement Benefits(SRB) of Rs.229.17 lakhs for FY 2012-13 and Rs.52.81 lakhs for FY 2013-14 and would be payable to Mr Pisharody, if upon his superannuation in November 2020, only if he continues with the Company or the Tata Group till that time. The SRB policy includes pension, housing (only in case of a retiring Managing Director) and medical benefits. It is discretionary and can be withdrawn by the Board in case of convictions by the judicial authorities for any offenses and include clauses on non-compete after superannuation. The SRB for FY 2012-13 are higher on account of valuation for previous year services rendered before being appointed as a Director.

It may be noted that in view of the financial performance of the Company on a standalone basis for FY 2013-14, the Company had significantly reduced the variable portion of the remuneration, viz incentive remuneration. The salary increments were decided based on industry benchmarks, the Company’s growth plans and with a view to retain talent. For further information please refer to point no. 5 pertaining to ‘Comparative Remuneration Profile’.

The Company does not have an Employee Stock Option Scheme for any of its employees or directors.

(3)	Job profile and suitability

Mr. Pisharody is the Executive Director (Commercial Vehicles) since June 21, 2012. He joined the Company in 2007 as Vice President, Sales and Marketing. He is responsible for the Commercial Vehicle Business Unit of the Company involving product design and development,manufacturing, sales and marketing functions. Since the time he took over as the Head of Commercial Vehicles, he has held the business strong in the midst of intensifying competition in every product segment. Before joining the Company, he worked with Castrol Ltd., a subsidiary of British Petroleum and with Philips India, a subsidiary of the Dutch company in various roles. Mr. Pisharody is an alumnus of IIT, Kharagpur and IIM, Kolkata. He actively participates as a Member of the CEO’s Council for Commercial Vehicles, the Western Region Council of the Confederation of Indian Industry and the Chairman of the Audit Bureau of Circulations (ABC).

Under his able leadership the Company has maintained a strong and innovative product pipeline, pioneered novel customer service initiatives and restructured network management bringing end-to-end accountability. Mr. Pisharody has charted out the Company’s long-term strategy for preserving the Company’s lead position in the commercial vehicle segment in the Indian automobile market and concurrently increasing market penetration in International markets. He represented the Company in the SIAM Executive Council. His efficacious performance in the past coupled with his multi-industry experience and stellar academic record makes him a valuable resource for the Company and would be best suited for delivering the vision of the Company.

In addition to the above, he also Chairs the Corporate Social Responsibility (CSR) Steering Committee of the Company and participates in the CSR Committee of the Board. Spearheads and mentors the Lead the Future (LTF) initiative of the Company focusing on improving internal efficiencies, adopting globally benchmarked best practices and increasing the profitability of the organization. Reviews and oversees implementation of Safety, Health and Environment related practices of the Company and the Tata Business Excellence Model (TBEM) guidelines. He has also been mentoring the TBEM external assessment team of other Tata group companies over the years. He is part of the Company’s Diversity Council, apex body that guides and reviews efforts to have a diversified workforce. As a Director nominated on the Board of 10 subsidiary companies, he provides valued direction and business acumen. It is worthy to note that the Company or these subsidiaries do not additionally compensate him, in any manner, for these additional activities.

Achievements and Performance Highlights during FY 2013-14:

•	A robust leadership ensured that the Company maintained industry leadership in the most challenging environment with increased competition, as more and more global players infiltrated the industry. There was improvement in the Company’s market share in critical segments such as M&HCV trucks (63%), ICV trucks (45%) and M&HCV buses (40%).

•	Oversaw 89 vehicle launches during the year in domestic as well as international business, comprising of new generation vehicles as well as derivatives and enhancements of existing product line, covering various segments (15 vehicles in Small CV; 19 vehicles in Light CV; 26 vehicles in M&HCV; 29 vehicles in International business). Prominent amongst these were the Prima LX and Ultra range of trucks.

•	Development and implementation of the Commercial Vehicle Business Unit (CVBU) Strategy, which included brand building, focusing on organizational and leadership development to build a cohesive CVBU team with aligned views, achieving enhanced customer satisfaction and loyalty.

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•	Was instrumental for entry into completely new and major markets such as Australia, Malaysia, and Indonesia as well as an expanding presence in existing markets such as South Africa, Thailand etc. In January 2014, the Engineering Export Promotion Council (EEPC) conferred the Company with the ‘Star Performer Award’ for its outstanding contribution in engineering exports, in the Motor Vehicle - Large Enterprise category.

•	Added another page to the history of Indian Trucking by introducing the Truck racing concept through the ‘T1 Prima Truck racing championship’ which exhibited the prowess, power and performance of the Prima Trucks.

•	Pioneered industry first Marketing Service Initiatives such as Triple Benefit Insurance, Tata Alert Service (the highway assistance program, to return a vehicle back on road within 48 hours) and Humare Bus ki Baat Hain (promoting safety in school buses).

•	Further enhanced our network presence in the country beyond yearly targets with addition of 179 sales touchpoints in FY 2013-14, taking overall dealer network to 1,809 touch points and 229 service touchpoints, taking overall service network to 1,870 touchpoints.

•	Improved safety of working conditions across the CVBU and reduced the frequency of accidents by 44% surpassing targets.

Achievements and Performance Highlights during the first half of FY 2014-15:

•	Oversaw the launch of 72 vehicles including the Prima LX multi axle trucks, Ace Dicor, Ace Mega, Super Ace Mint and the new engines Tata 3L and the Tata Cummins ISBe 5.9L that will power our future vehicles. Currently preparing for the launch of the new G2 face of Marcopolo for Buses.

•	Directed the development of the ‘5 year Product portfolio plan’ for all product segments with the objective to maintain leadership position in the Indian market and to grow substantially in the International market.

•	Expanded global footprint through International launches of the Prima and Ultra range of trucks in the Middle East and SAARC markets.

•	Played executive role in winning the order for 3,200 buses under the JnNURM II scheme and further orders are expected.

•	To further enhance our network penetration-49 sales and 56 service touchpoints (including container workshops) have been added.

•	Initiated partnership with UK based Microlise for advanced Telematics and Fleet management services ushering in the latest technology in this segment.

•	Our marketing initiatives have received several recognitions - ‘Humare Bus ki Baat Hain’ recognized at ABP Brand Excellence and Global Marketing Excellence awards; T1 Prima Truck Racing won EEMAX Best Public and Outdoor event.

•	Tata Genuine Parts won the 8th Express, Logistics and Supply Chain (ELSC) Leadership Award.
•	Customer Support team won the Golden peacock innovative product/service award for the Tata Alert service which has now been launched across all state highways and new models including buses have been included.

•	To further establish the Prima and Ultra brands, Priority desk has been established for Prima and Ultra customers to provide faster resolutions to complaints.

•	Initiatives such as ‘ Theory of Constraints’ and ‘Parts Express’ have been launched to improve spare parts availability and increase customer satisfaction.

Taking into consideration, the qualifications , achievements and varied experience, the Board continues to bestow upon Mr Pisharody, the responsibilities of Executive Director (Commercial Vehicles).

(4)	Remuneration proposed

The Company proposes to pay Minimum Remuneration to its Executive Director for FY 2013-14 due to inadequacy of profits calculated under the Companies Act, 1956, in accordance with the terms of appointment approved by the Members at the 67th Annual General Meeting held on August 10, 2012 and as elaborated in the proposed resolutions included in the Notice as well as information provided in point no. 2 pertaining to ‘Past Remuneration’.

In case of no profits or inadequacy of profits during FY 2014-15 and FY 2015-16, the Company proposes to pay Minimum Remuneration to its Executive Director, as per his terms of appointment, approved by the Members at the 67th Annual General Meeting held on August 10, 2012 and as elaborated in the proposed resolutions included in the Notice. Certain prime details of remuneration for FY 2014-15 (estimates*) are given hereunder:

(Rs. in lakhs)

Basic Salary	Benefits, Perquisites and Allowances		Commission / Incentive Remuneration		Retirement Benefits
62.40	75.00	*	124.80	*#	69.66	*

#	Incentive Remuneration for FY 2014-15 is mentioned at its maximum of 200% of basic salary and would be subject to Nomination and Remuneration Committee review at the end of FY2014-15 within the said limit.

(5)	Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin).

In view of the financial performance of the Company on a standalone basis, the Company had significantly reduced the variable portion of the remuneration. The salary increments for FY 2014-15 were decided based on industry benchmarks, the Company’s growth plans and with a view to retain the talent. The metrics used by the Nomination and Remuneration Committee while deciding the salary increase for FY 2014-15 were inter alia based on a survey conducted by Aon Hewitt, an independent consultant, depicting an average salary increase in India averaging around 10%. Whilst in projections across other sectors the increases ranged between 8-12%, however for the Indian automotive manufacturing industry the salary increment was around 9.5%.

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Remuneration paid/payable of Rs.3,67,51,000/- to Mr. Pisharody for FY 2013-14, is commensurate with industry standards and Board level positions held in similar sized domestic companies, taking into consideration the responsibilities shouldered by him. The table below illustrates the requisite comparative data:

(Rs. in lakhs)

10th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile
318.83	496.50	874.30	1115.12	1242.67

Source: Aon Hewitt Executive Director Market Pricing Report for Business Heads in companies with Revenues in excess of Rs.10,000 crore in FY 2013-14.

Note: A percentile is a measure used in statistics, indicating the value under which a given percentage of observations in a group of observations fall. For example, the 25th percentile is the value (or score) under which 25% of the observations may be found.

(6)	Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any.

Besides the remuneration paid/payable to Mr Pisharody, there is no other pecuniary relationship with the Company or with the managerial personnel of the Company.

B]	Mr Satish Borwankar, Executive Director (Quality)

(1)	Background details

Aged 62, is a B.Tech (Hons.) Mech, with wide experience in automobile industry, particularly in manufacturing and quality functions.

(2)	Past remuneration:

(Rs. in lakhs)

Financial Year	2013-14		2012-13 (June 21, 2012 to March 31, 2013)
Basic Salary	45.12		33.13
Benefits, Perquisites and Allowances(1)	123.69	(2)	47.02
Commission/Incentive Remuneration	75.00	(3)	85.00
Retirement Benefits (5)	38.97	(4)	506.27	(4)
Total Remuneration Payable	282.78		671.42
Less: Permissible Deductions under Schedule XIII	(6.41)		Not applicable
Total Remuneration under Schedule XIII	276.37		Not applicable
Less: Permissible Limit Payable by a Company with no / inadequate profits for FY 2013-14	(48.00)		Not applicable
Waiver of Excess Remuneration Paid/Payable	228.37		Not applicable

1.	Includes leave encashment
2.	Includes Long Term Cash Award pertaining to performance for FY 2010-11 which on vesting was paid in FY 2013-14 of Rs.58.40 lakhs to Mr Borwankar.
3.	The incentive remuneration of Rs.75 lakhs for FY2013-14 to Mr Borwankar, has not yet been paid.
4.	Excludes provision for encashable leave and gratuity as separate actuarial valuation for Executive Directors is not available.
5.	Retirement benefits mentioned above includes a provision
for payment of Special Retirement Benefits (SRB) of Rs.497.32 lakhs in FY2012-13 and Rs.26.79 lakhs in FY 2013-14, payable to Mr Borwankar upon his superannuation in July 2017, should he continue with the Company or the Tata Group till that time. The SRB policy includes pension, housing (only in case of a retiring Managing Director) and medical benefits, it is discretionary and can be withdrawn by the Board in case of convictions by the judicial authorities for any offenses and includes clauses on non-compete. The SRB during FY 2012-13 were higher on account of valuation for previous year services rendered before being appointed as a Director.

It may be noted that in view of the financial performance of the Company on a standalone basis for FY 2013-14, the Company had significantly reduced the variable portion of the remuneration, viz. commission/incentive remuneration. The salary increments were decided based on industry benchmarks, the Company’s growth plans and with a view to retain the talent. For further information please refer point no. 5 pertaining to ‘Comparative Remuneration Profile’.

The Company does not have an Employee Stock Option Scheme for any of its employees or directors.

(3)	Job profile and suitability

Mr. Borwankar is the Executive Director (Quality) since June 21, 2012 and is responsible for the quality function for the Company for both commercial and passenger vehicles. Having started his career with the Company in 1974, as a Graduate Engineer Trainee, he has worked in various executive positions, for overseeing and implementing product development, manufacturing operations and quality control initiatives of the commercial vehicles business unit of the Company. He has played a significant role in setting up Greenfield projects of the Company.

He also shoulders responsibility for reviewing and overseeing the implementation of Safety, Health and Environment related practices of the Company and the Tata Business Excellence Model (TBEM) guidelines. As a Director, nominated on the Board of certain subsidiary companies, he provides valued direction and insight. Also “Sankalp” a suppliers’ improvement project, mentored by him, is expected to transform the Company’s supplier quality standards. It is worthy to note that, the Company or these subsidiaries do not additionally compensate him, in any manner, for these additional activities undertaken by him.

The Company’s future strategy emphasis upon Quality excellence as an important pillar for achieving its Vision. Mr. Borwankar, an engineer from IIT Kanpur, with several years of multi-functional experience spanning across the Company’s value chain and has consistently delivered exceptional results throughout his career. He would be an ideal candidate to help fructify the vision of achieving par-excellence in product quality, as envisioned by the Company.

Achievements and Performance Highlights during FY 2013-14:

•	Worked on improving quality in line with World Class Quality Standards across plants in commercial and passenger vehicles.

•	Introduced forward model quality and quality assessment processes for first time in the Company ensuring involvement of quality checks at every stage in new product evolution, thorough product testing and validation. All quality issues are resolved before start of commercial production of vehicles.

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•	Initiated quality improvements in design, parts and processes before commencement of new model production of new models, ensuring market success and customer satisfaction upon launch of products e.g. Ultra buses and Cargo Trucks, Ace Mega, Super Ace Mint, Ace Dicor and Zest.

•	Improved the system for collating quality related feedback from customers through hotlines, customer forums and dealership visits.

•	Introduced body building guidelines for bus manufacturing by benchmarking global OEMs and developed standard operating practices at vendors.

•	Introduced and implemented Tata pre-delivery inspection scores at dealers and improved procedures for quality audit at vendors for components and spare parts.

•	Ensuring best-in-class quality in introduction of new products and upgrades in India and in international markets.

•	Six monthly warranty expenses per vehicle reduced by 30% in a single year (FY 2013-14) and very aggressive targets have also been set for current FY 2014-15.

Achievements and Performance Highlights during first half of FY 2014-15:

•	From a total of 8 manufacturing plants, one has achieved World Class Quality ( WCQ) level-2, five plants have achieved WCQ Level-1, and the rest two plants will shortly achieve level-1 in current financial year. This indicates significant improvement in all aspects of design, manufacturing, sourcing quality of the products. All the plants have targeted to reach minimum WCQ Level-3 in next two years.

•	All existing erstwhile models are continuously improved in terms of craftsmanship and functionality in the commercial vehicle segment in order to maintain market leadership.

•	As per JD Power IQS, 2014 recent survey published the Company, has emerged as most improved Brand for Tata Cars. Our score improved from 181 to 137 for all car models and our efforts continue, to achieve a podium finish.

•	TRIM Index (utilized to analyse customer loyalty, employee commitment, leadership strength, and internal service quality in companies) score in 2014 for commercial vehicles placed all products of the Company at highest scores in all categories vis-a-vis other OEMs.

•	Retro costs have reduced by more than 65% due to quality improvements during the last two years resulting in a value creation of more than Rs.50 crores.

Taking into consideration, the qualifications , achievements and varied experience, the Board continues to bestow upon Mr Borwankar, the responsibilities of Executive Director (Quality).

(4)	Remuneration proposed

The Company proposes to pay Minimum Remuneration to its Executive Director for FY 2013-14 due to inadequacy of profits calculated under the Companies Act, 1956, in accordance with the terms of appointment approved by the Members at the 67th Annual General Meeting held on August 10, 2012 and as elaborated in the proposed resolutions included in the Notice as well as information provided in point no. 2 pertaining to ‘Past Remuneration’.

In case of no profits or inadequacy of profits during FY 2014-15 and FY 2015-16, the Company proposes to pay Minimum Remuneration to its Executive Director, as per the terms of appointment, approved by the Members at the 67th Annual General Meeting held on August 10, 2012 and as elaborated in the proposed resolutions included in the Notice. Certain prime details of remuneration for FY 2014-15 (estimates*) are given hereunder:

(Rs. in lakhs)

Basic Salary	Benefits, Perquisites and Allowances		Commission / Incentive Remuneration		Retirement Benefits
49.20	80.80	*	98.40	*#	40.07

#	Incentive Remuneration for FY 2014-15 is mentioned at its maximum of 200% of basic salary and would be subject to Nomination and Remuneration Committee review at the end of FY2014-15 within the said limit.

(5)	Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin).

In view of the financial performance of the Company on a standalone basis, the Company had significantly reduced the variable portion of the remuneration. The salary increments for FY 2014-15 were decided based on industry benchmarks, the Company’s growth plans and with a view to retain the talent. The metrics used by the Nomination and Remuneration Committee while deciding the salary increase for FY 2014-15 were inter alia based on a survey conducted by Aon Hewitt, an independent consultant, depicting an average salary increase in India averaging around 10%. Whilst in projections across other sectors the increases ranged between 8-12%, however for the Indian automotive manufacturing industry the salary increment was around 9.5%.

Remuneration paid/payable of Rs.2,76,37,000/- to Mr. Borwankar for FY 2013-14, is commensurate with industry standards and Board level positions held in similar sized domestic companies, taking into consideration the responsibilities shouldered by him. The table below illustrates the requisite comparative data:

(Rs. in lakhs)

10th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile
129.78	290.24	346.10	465.43	573.89

Source: Aon Hewitt Executive Director Market Pricing Report for Functional Heads in companies with Revenues in excess of Rs.10,000 crores in FY 2013-14.

Note: A percentile is a measure used in statistics, indicating the value under which a given percentage of observations in a group of observations fall. For example, the 25th percentile is the value (or score) under which 25% of the observations may be found.

(6)	Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any.

Besides the remuneration paid/payable to Mr Borwankar, there is no other pecuniary relationship with the Company or with the managerial personnel of the Company.

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C]	(Late) Mr Karl Slym, Former Managing Director

(1)	Background details

Aged 51, M.Sc and Sloan Fellowship from Stanford University, with wide and varied global experience in the automobile industry.

(2)	Past remuneration:	(Rs. in lakhs)

Financial Year	2013-14 (1/4/2013 to 26/1/2014) 10 months	2012-13 (13/9/2012 to 31/3/2013) 6.5 months
Basic Salary	110.80	65.95
Benefits, Perquisites and Allowances(1)	846.02	628.20
Variable Incentive	313.95	394.80
Retirement Benefits	13.30	7.91
Total Remuneration Payable(2)	1284.07	1096.86
Add: Net Permissible Deductions /Additions under Schedule XIII(3)	219.28	Not applicable
Total Remuneration under Schedule XIII	1503.36	Not applicable
Less: Permissible Limit Payable by a Company with no / inadequate profits for FY 2013-14	(39.35)	Not applicable
Waiver of Excess Remuneration Paid/Payable	1464.00	Not applicable

1.	Includes leave encashment and joining allowance as well as relocation allowance for FY 2012-13 which are related to his joining.
2.	There is no change in the USD denominated remuneration of Mr Slym during the two financial years and the change is mainly on account of foreign exchange conversion into Rupees.
3.	Includes dues paid on the demise of Mr. Slym to his legal heir namely social security benefits and gratuity, both, aggregating Rs.241.03 lakhs. Whilst these payments are statutory in nature, shareholders’ approval is being sought as a prudent governance practice.

The Company does not have an Employee Stock Option Scheme for any of its employees or directors.

(3)	Job profile and suitability

(Late) Mr Karl Slym was the Managing Director for the period from September 13, 2012 to January 26, 2014, responsible for the Company’s operations in India and in international markets, excluding the Jaguar and Land Rover business. Before joining, he was the Executive Vice President and Board Member, SGMW Motors, China (a General Motors Joint Venture), prior to which he was President, Managing Director and Board Member of General Motors in India. For over two decades, Mr Slym had been with Toyota and General Motors in various positions across geographies. Mr Slym was an alumnus of Stanford University and a Sloan Fellow. Considering his suitability, the Board appointed Mr Slym to provide leadership in a challenging market environment to play a pivotal role in charting the Company’s strategy to regain momentum in the Indian market. Also as a Director, nominated on the Board of certain subsidiary companies, he provided valuable direction and insight. It is worthy to note that, the Company or these subsidiaries have not additionally compensated him, in any manner, for these additional activities.

Achievements and Performance Highlights during FY2013-14:

•	Provided leadership in a challenging market environment.
•	During a short tenure of 16 months, made a considerable positive impact on the Company’s culture by spearheading programs such as a defined Mission, Vision and Value statement, defined Horizonext philosophy, introduction of ACES (Accountability, Customer Centricity, Excellence and Speed) culture, Brand Ambassador and Lead the Future programme, besides making structural changes in the organization such as the formation of the EXCOM and the Staff through which various management decisions were taken and communicated downwards in the organisation.

•	Under his able guidance, a Programme Planning and Project Management vertical was created to ensure high degree of market orientation as well as a robust planning towards future launches. The passenger vehicle business is now equipped with a product plan till 2020, from amongst which the Tata Zest has already been launched and the Tata Bolt that has received immense enthusiasm by all market participants including the potential customer base. The new product range would aptly validate the Company’s pursuit to offer world-class products and experiences to its customers.

•	Played a pivotal role in charting of the Company’s key strategic initiatives to regain momentum in the Indian market.

Taking into consideration, the qualifications , achievements and varied experience, the Board had bestowed upon Mr Slym, the responsibilities of Managing Director of the Company.

(4)	Remuneration proposed

The Company proposes to ratify payment of Minimum Remuneration to its former Managing Director / his legal heir for FY 2013-14 due to inadequacy of profits calculated under the Companies Act, 1956, in accordance with the terms of appointment approved by the Members at the 67th Annual General Meeting held on August 10, 2012 and as elaborated in the proposed resolutions included in the Notice as well as information provided in point no. 2 pertaining to ‘Past Remuneration’.

(5)	Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin).

Remuneration paid/payable of Rs.15,03,36,000/- to late Mr. Slym, is commensurate with industry standards and the remuneration of expatriates appointed at CEO/ MD levels of similar sized multinationals, taking into consideration the responsibilities shouldered by him. The table below illustrates the requisite comparative data:

(Rs. in lakhs)

10th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile

1031.89	1143.30	1335.32	2147.33	3127.79

Source: Aon Hewitt Executive Market Pricing Report for Managing Directors in companies with Revenues in excess of Rs.10,000 crores in FY 2013-14.

Note: A percentile is a measure used in statistics, indicating the value under which a given percentage of observations in a group of observations fall. For example, the 25th percentile is the value (or score) under which 25% of the observations may be found.

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(6)	Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any.

Besides the remuneration paid to (late) Mr Slym/his legal heir, there is no other pecuniary relationship with the Company or with the managerial personnel of the Company.

Recognition and Awards:

The Company won the following prestigious awards and accolades during FY 2012-13 and FY 2013-14 with the said directors featuring at the helm of business affairs, operating in tandem to realise the Company’s One Vision One Mission:

FY 2012-13

•	India’s 2nd Most Reputed Company in the Nielsen Corporate Image Monitor (CIM) Study 2012-13

•	India’s Most Valuable Corporate Brand in the annual study done by Brand Finance

•	Accredited with the ‘Sustainable Plus’ marque (Gold category)-the world’s first Corporate Sustainability label by CII

•	Forbes Fab50 list of the best publicly traded companies in Asia-Pacific, for thriving amid decelerating growth in Asia

•	Star Performer Award 2011-12 by Indian Engineering Export Promotion Council (EEPC)

•	Golden Peacock Global Award for Sustainability 2012 for significant contribution towards corporate sustainability

•	ET Now World CSR Award for Best CSR Practice

•	Only Indian company to feature among top 15 in R&D in emerging economies - OECD Inclusive Development Report

•	Most Preferred CV of the Year at the Northeast Consumer Awards 2012

•	Tata Nano rated Most Trusted 4-wheeler brand-Brand Trust Report India Study 2013 and 2nd most trusted brand (4-wheeler) - ET Brand Equity Survey 2012

•	PVBU plants at Pune and Ahmedabad were conferred the Pinnacle Safety Award - Sword of Honour Award - by the British Safety Council (UK)

•	Pantnagar plant received LEED India Gold rating

FY 2013-14

•	Tata Genuine Parts won the ‘Manufacturing Supply Chain Operational Excellence’ for automobiles in Asia Manufacturing Supply Chain Awards 2014

•	Tata Genuine Parts won the winner’s title in the Supply Chain Visionary of the Year’ category at the 7th Express, Logistics and Supply Chain Awards

•	Awarded ‘Star Performer’ at Indian Engineering Export Promotion Council (EEPC) Awards 2012-13

•	Jamshedpur plant won Trophy for Outstanding Performance in the field of Energy Conservation (in Large and Medium Category)

•	Lucknow plant Quality Circle ‘PARIVARTAN (Production Eng.)’ bagged the 1st position in the 26th CII Quality Circle Preliminaries Competition 2013-14, CII Northern Region

•	Sanand plant, awarded the WCQ Level II Status while the Dharwad plant was awarded the WCQ Level I Status

•	Won LCV Cargo Carrier, HCV Cargo Carrier and CV Variant of the year awards at the Apollo CV Awards

•	Customer Support won Golden Peacock Award for the Tata Alert initiative

•	Tata Nano adjudged ‘The Most Trusted Brand’ and ‘The Most Attractive Brand’ (hatchback category) -Brand Trust Report, India Study 2014

•	Tata Nano eMax CNG powered won the ‘Green Vehicle of The Year’ at 2013 Vicky. in People’s Choice Car and Bike Awards

III.	OTHER INFORMATION:

(1)	Reasons of loss or inadequate profits

Members’ are requested to refer to point no. 5 and 6 in the Explanatory Statement providing reasons for weak financial performance during FY 2013-14 and FY 2014-15.

(2)	Steps taken or proposed to be taken for improvement

The Company has taken various initiatives, to maintain its leadership, improve market share and financial performance. It has been aggressively pursuing and implementing its strategies to improve volumes and reduce costs through launch of new products, (particularly in passenger vehicles planned from July 2014) coupled with sale, service, marketing campaigns and customer engagement programs.

The Company has taken steps to strengthen its business fundamentals through focused network engagements, enhancing customer experience, thrust on rural programs and improving working capital management. On the International front, the Company proposes to aggressively pursue its traditional markets as also enter recently opened markets. The results of these initiatives are likely to be felt in the coming years.

Some of the key strategic initiatives which the Company has started are :-

•	Lead The Future (LTF): An internal leadership, market-
benchmarked programme to ensure cost reduction, roll-out value enhancement initiative through defined work streams to meet aggressive tangible targets.

•	HORIZONEXT: A holistic customer focus philosophy to help deliver the best vehicle experiences to customers with a focus on right products, world-class quality and consistently high customer experiences for sales and service.

•	World Class Quality ( WCQ) Journey: To excel in manufacturing quality and maintain quality standards.

•	Tata Motors Production System (TMPS): To ensure best safety, best quality, shortest lead time, lowest cost and high morale.

With a clear strategic road map and direction, the major actions planned for the next growth phase are :-

•	Commercial Vehicles:

•	Over 100 new products/variants for domestic and international markets

•	Launch of the Ultra range of trucks

•	Broadening the Prima portfolio for market competitiveness

•	Best in class warranty assurance

•	24x7 Tata Alert service

•	Fleet Man - enhanced Telematics Programme

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•	‘Power of Five’ campaign

•	Passenger Vehicles:

•	Product portfolio ready till 2020.

•	Enhanced purchase experience in dealerships and improved service quality

•	Achieving high scores on the JD Power Sales Satisfaction Study (SSI)

•	8 improved and enhanced vehicles, across 5 key brands in next 2-3 years

•	Products from New Modular Platform from FY 2016-17

•	Jaguar Land Rover Business (JLR):

JLRs strategy continues to be, to profitably grow its strong, globally recognized brands. JLR continues to invest substantially, towards development of new products in new and existing segments, new power trains and technologies to meet customer and regulatory requirements and to increase its manufacturing capacity in the United Kingdom, China, Brazil and potentially other international markets.

•	Other Subsidiaries:

The Company intends to increase its market position and presence in geographies where it has a manufacturing base through its subsidiaries like Tata Motors (Thailand) Limited in Thailand, PT Tata Motors Indonesia in Indonesia, Tata Motors(SA) (Pty) Limited in South Africa and Tata Daewoo Commercial Vehicles Limited in Korea. There will be several new product launches in M&HCV and LCVs. Some of the new launches on the passenger vehicle side in these geographies would enable the Company to increase market presence and profitable volume growth.

(3)	Expected increase in productivity and profits in measurable terms.

The Company is focused extensively on right sizing the business and operational improvements through various strategic projects for operational excellence, cost cutting and quality initiatives. On the International front, the Company proposes to aggressively pursue its traditional markets as also enter recently opened markets. The results of these initiatives are likely to be felt in the coming years. Though the Automobile Industry is witnessing a continued slowdown, in anticipation of revival of the overall economy in future, the aforesaid steps taken/ to be taken by the Company as mentioned in point 2 of ‘Other Information’, is expected to improve the Company’s performance and profitability.

It may be pertinent to note that the Members’ approval for payment of minimum remuneration if not received, the post of the Executive Director’s may become vacant, which may jeopardize the Company’s performance in the upcoming commercial vehicle business unit cyclical upturn.

The Nomination and Remuneration Committee comprising of two independent directors viz Mr. N.Wadia (as Chairman of the Committee), Mr. S. Bhargava and Mr. Cyrus P. Mistry, Non-Executive Chairman of the Board, reviews and recommends the changes in the remuneration on a yearly basis. This review is based on the Balance Score Card that includes the performance of the Company and the individual director on certain defined qualitative and quantitative parameters such as volumes, EBITDA, cashflows, cost reduction initiatives, safety, strategic initiatives and special projects as decided by the Board vis-a-vis targets set in the beginning of the year. This review also takes into consideration the benchmark study undertaken by reputed Independent HR agencies on comparative industry remuneration and practices.

The Company had proposed to pass Special Resolutions for seeking approval of the Shareholders in July 2014 which was not passed with the requisite majority of 75% as only around 70% of the shareholders’ voting had approved of the same.

The Company remains committed to pursue the long term interest of all stakeholders, including the Company’s Members and employees. It is necessary to balance this with recruiting and retaining industry proven management team through the long term. This involves ensuring that the Company’s leadership and talent base is appropriately remunerated, notwithstanding cyclical phases. This is particularly important when the Company has ongoing significant turnaround and growth strategies under execution.

Taking into consideration the above and the terms of appointment (including payment of Minimum Remuneration) agreed with the (late) Mr Slym, Mr Pisharody and Mr Borwankar and as approved by the Members by way of Ordinary Resolutions, it is now proposed to re-seek Members approval, by way of Special Resolutions, as stated hereinabove, for:

•	Ratification of Minimum Remuneration paid / payable by the Company, for the financial year ending March 31, 2014 in case of Mr Pisharody and Mr Borwankar and for the period April 1, 2013 to January 26, 2014 in case of (late) Mr Slym and waive recovery thereof to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 in accordance with Item Nos.1 to 3 of the Notice; and

•	Payment of Minimum Remuneration to Mr Pisharody and Mr Borwankar, in case the Company has inadequate profits for FY 2014-15 and FY 2015-16 in accordance with Item Nos. 4 and 5 of the Notice.

The Board of Directors have, based on the recommendation of the Nomination and Remuneration Committee, on December 9, 2014, accorded their approval to the above and in the interest of the Company have recommended the aforesaid resolutions as set out in this Notice for the approval of the Members.

None of the Directors, Key Managerial Personnel of the Company and their relatives is in any way concerned or interested in the said Resolutions, except for Mr Pisharody in Resolutions at Item Nos. 1 and 4 of the Notice and Mr Borwankar in Resolutions at Item Nos.2 and 5 of the Notice.

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, December 9, 2014

Registered Office:

Bombay House,

24, Homi Mody Street,

Mumbai 400 001

Tel: +91 22 6665 8282.

Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com

Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

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Corporate Identification No. (CIN) - L28920MH1945PLC004520

Registered Office: Bombay House, 24, HomiMody Street, Mumbai – 400001

Tel: +91 22 6665 8282 Fax:+91 22 66657799 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

POSTAL BALLOT FORM

The last date for receipt of Postal Ballot is January 19, 2015

1.	Name(s) & Registered Address of the sole / first named Member	:

2.	Name(s) of the Joint-Holder(s), if any	:

3.	Registered Folio Number / DP ID No / Client ID No.*	:

* (Applicable to investors holding Shares in dematerialized form)

4.	Number of Ordinary Share(s) held	:

5.	e- Voting Event Number	:

6.	User ID	:

7.	Password	:

8.	I/We hereby exercise my/our vote in respect of the following Special Resolutions to be passed through Postal Ballot / e-voting, by conveying my /our assent or dissent to the said Resolutions by placing tick (Ö) mark in the appropriate box below:

Description of Resolution	No. of Ordinary Shares for which votes cast	I/We assent to the Resolution (FOR)	I/We dissent from the Resolution (AGAINST)
Approval and ratification for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) due to inadequacy of profits for financial year ended March 31, 2014
Approval and ratification for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) due to inadequacy of profits for financial year ended March 31, 2014.

Approval and ratification for payment of Minimum Remuneration and death related benefits / compensation to (late) Mr Karl Slym, Managing Director / his legal heir due to inadequacy of profits for financial year ended March 31, 2014.

Approval for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits for FY 2014-15 and FY 2015-16.
Approval for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits for FY 2014-15 and FY 2015-16.

Place:

Date:

Signature of the Member

Email:	Tel. No.

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1.	GENERAL INFORMATION

a)	There will be one Ballot Form / e-voting for every Client ID No. / Folio No., irrespective of the number of joint holders.

b)	Members can opt for only one mode of voting i.e. either by Ballot or through e-voting. In case you are opting for voting by Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Ballot and e-voting, the votes cast through Ballot shall prevail and the votes cast through e-voting shall be considered invalid.

c)	Voting rights in the Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.

2.	PROCESS FOR MEMBERS OPTING FOR VOTING BY BALLOT

a)	Members desiring to cast their vote by Ballot should complete and sign this Ballot Form and send it to the Scrutinizer, Mr P N Parikh, Practicing Company Secretary, at TSR Darashaw Private Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011, in the enclosed postage prepaid self-addressed envelope. Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.

b)	In case of joint holding, this Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.

c)	In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorized signatory(ies) duly attested.

d)	The signature of the Member on this Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.

e)	Completed Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e. at 5:00 p.m. on Monday, January 19, 2015. Ballot Forms received after this date will be considered invalid.

f)	Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.

g)	A Member seeking duplicate Ballot Form or having any grievance pertaining to the Ballot process can write to the Company’s Registrars- TSR Darashaw Private Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2014@tsrdarashaw.com. Duly completed and signed duplicate Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on i.e. at 5:00 p.m. on Monday, January 19, 2015.

h)	Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Ballot” point 2(c) above) along with the Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

3.	PROCESS FOR MEMBERS OPTING FOR E-VOTING

(A)	In case of Members receiving the Ballot Form by e-mail:

(i)	Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

(ii)	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/

(iii)	Click on “Shareholder – Login”.

(iv)	Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “Login”

(v)	“Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmostcare to keep your password confidential.

(vi)	Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”.

(vii)	Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. Kindly note that there are separate EVEN for Ordinary Shares (ISIN - INE155A01022) and for “A” Ordinary Shares (ISIN - IN9155A01020). In case you are holding both classes of shares, please complete your voting for one EVEN and then cast your vote for another EVEN.

(viii)	Now you are ready for e-Voting as “Cast Vote” page opens.

(ix)	Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.

(x)	Upon confirmation, the message “Vote cast successfully” will be displayed.

(xi)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(xii)	For the votes to be considered valid, the corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at pnparikh@tsrdarashaw.com with a copy marked to evoting@nsdl.co.in.

(B)	In case of Members receiving Ballot Form by Post:

(i)	User ID and initial password is provided at the bottom of the Ballot Form.

(ii)	Please follow all steps from Sr. No. 3A (ii) to 3A (xii) above, to cast your vote.

(C)	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.

(D)	In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to evoting to the e-mail ID :- tmlpostalballot2014@tsrdarashaw.com or at the address of TSR Darashaw mentioned above.

(E)	The period for e-voting starts on Saturday, December 20, 2014 and ends on Monday, January 19, 2015. E-voting shall be disabled by NSDL at 5:00 p.m. on Monday, January 19, 2015.

Corporate Identification No. (CIN) - L28920MH1945PLC004520

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001

Tel: +91 22 6665 8282 Fax:+91 22 66657799 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

POSTAL BALLOT FORM

The last date for receipt of Postal Ballot is January 19, 2015

1.	Name(s) & Registered Address of the sole / first named Member	:

2.	Name(s) of the Joint-Holder(s), if any	:

3.	Registered Folio Number / DP ID No / Client ID No.*	:

* (Applicable to investors holding Shares in dematerialized form)

4.	Number of ‘A’ Ordinary Share(s) held	:

5.	e- Voting Event Number	:

6.	User ID	:

7.	Password	:

8.	I/We hereby exercise my/our vote in respect of the following Special Resolutions to be passed through Postal Ballot / e-voting, by conveying my /our assent or dissent to the said Resolutions by placing tick (Ö) mark in the appropriate box below:

Description of Resolution	No. of ‘A’ Ordinary Shares for which votes cast	I/We assent to the Resolution (FOR)	I/We dissent from the Resolution (AGAINST)
Approval and ratification for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) due to inadequacy of profits for financial year ended March 31, 2014
Approval and ratification for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) due to inadequacy of profits for financial year ended March 31, 2014.

Approval and ratification for payment of Minimum Remuneration and death related benefits / compensation to (late) Mr Karl Slym, Managing Director / his legal heir due to inadequacy of profits for financial year ended March 31, 2014.

Approval for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits for FY 2014-15 and FY 2015-16.
Approval for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits for FY 2014-15 and FY 2015-16.

Place:

Date:

Signature of the Member

Email :	Tel. No.

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1.	GENERAL INFORMATION

a)	There will be one Ballot Form / e-voting for every Client ID No. / Folio No., irrespective of the number of joint holders.

b)	Members can opt for only one mode of voting i.e. either by Ballot or through e-voting. In case you are opting for voting by Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Ballot and e-voting, the votes cast through Ballot shall prevail and the votes cast through e-voting shall be considered invalid.

c)	Voting rights in the Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.

2.	PROCESS FOR MEMBERS OPTING FOR VOTING BY BALLOT

a)	Members desiring to cast their vote by Ballot should complete and sign this Ballot Form and send it to the Scrutinizer, Mr P N Parikh, Practicing Company Secretary, at TSR Darashaw Private Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011, in the enclosed postage prepaid self-addressed envelope. Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.

b)	In case of joint holding, this Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.

c)	In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorized signatory(ies) duly attested.

d)	The signature of the Member on this Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.

e)	Completed Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e. at 5:00 p.m. on Monday, January 19, 2015. Ballot Forms received after this date will be considered invalid.

f)	Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.

g)	A Member seeking duplicate Ballot Form or having any grievance pertaining to the Ballot process can write to the Company’s Registrars-TSR Darashaw Private Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2014@tsrdarashaw.com. Duly completed and signed duplicate Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on i.e. at 5:00 p.m. on Monday, January 19, 2015.

h)	Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Ballot” point 2(c) above) along with the Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

3.	PROCESS FOR MEMBERS OPTING FOR E-VOTING

(A)	In case of Members receiving the Ballot Form by e-mail:

(i)	Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

(ii)	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/

(iii)	Click on “Shareholder – Login”.

(iv)	Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “Login”

(v)	“Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmostcare to keep your password confidential.

(vi)	Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”.

(vii)	Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. Kindly note that there are separate EVEN for Ordinary Shares (ISIN - INE155A01022) and for “A” Ordinary Shares (ISIN - IN9155A01020). In case you are holding both classes of shares, please complete your voting for one EVEN and then cast your vote for another EVEN.

(viii)	Now you are ready for e-Voting as “Cast Vote” page opens.

(ix)	Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.

(x)	Upon confirmation, the message “Vote cast successfully” will be displayed.

(xi)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(xii)	For the votes to be considered valid, the corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at pnparikh@tsrdarashaw.com with a copy marked to evoting@nsdl.co.in.

(B)	In case of Members receiving Ballot Form by Post:

(i)	User ID and initial password is provided at the bottom of the Ballot Form.

(ii)	Please follow all steps from Sr. No. 3A (ii) to 3A (xii) above, to cast your vote.

(C)	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.

(D)	In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to evoting to the e-mail ID :- tmlpostalballot2014@tsrdarashaw.com or at the address of TSR Darashaw mentioned above.

(E)	The period for e-voting starts on Saturday, December 20, 2014 and ends on Monday, January 19, 2015. E-voting shall be disabled by NSDL at 5:00 p.m. on Monday, January 19, 2015.

Registered Office: Bombay House, 24, Homi Mody Street,

Mumbai - 400001. Tel: +91 22 6665 8282 Fax: +91 22 66657799

Email: inv_rel@tatamotors.com Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

NOTICE TO MEMBERS

Members of the Company are hereby informed that the Company has on December 20, 2014 completed the despatch of Notice pursuant to Section 110 of the Companies Act, 2013 read together with the Companies (Management and Administration) Rules, 2014, alongwith Postal Ballot Form (‘Form’) and self-addressed, postage pre-paid envelope to the Members whose e-mail IDs are not registered and sent e-mail to the Members whose e-mail IDs are registered as on December 5, 2014, seeking approval by postal ballot, including voting by electronic means. The said Notice is available on the Company’s website www.tatamotors.com.

The Login ID and Password have been provided, both in the Form as also in the E-mail to enable Members to use e-voting facility. Members who have already used the facility of e-voting may use their existing Login ID and Password.

The Board of Directors of the Company has appointed Mr P N Parikh, Practicing Company Secretary as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.

The voting would commence on December 20, 2014 and would end at 5:00 p.m. on January 19, 2015. Whilst the e-voting platform will be disabled at 5.00 p.m. on January 19, 2015, any Form received from the Members after that date will be strictly treated as if no reply from such Member(s) has been received.

Members who have not received the Form and desirous of seeking a duplicate Form or having any grievance pertaining to the Postal Ballot process can contact the Company’s Registrar and Share Transfer Agent - TSR Darashaw Private Limited, Unit:Tata Motors Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, (Near Famous Studio), Mahalaxmi, Mumbai - 400 011, Telephone : 022 6656 8484, Email : tmlpostalballot2014@tsrdarashaw.com. Contact Person: Ms. Mary George.

The Results of the Postal Ballot would be announced on or before January 23, 2015 at 5.00 p.m. at the Registered Office of the Company.

For Tata Motors Limited
H K Sethna
Mumbai, December 20, 2014	Company Secretary

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.